Hygea Holdings Corp.

8750 NW 36th St
Suite #300
Doral, Florida 33178

December 21, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.   20549

Re:	Hygea Holdings Corp.
Registration Statement on Form S-1
File No. 333-174252

Ladies and Gentlemen:

The Company hereby applies for withdrawal of the Company’ s Registration Statement (File No. 333-174252) on Form S-1 filed with the Securities and Exchange Commission (the “Commission ” ) on May 16, 2011 and amended six times on October 13, 2011, on December 21, 2011, on January 6, 2012, on January 23, 2012, on February 1, 2012 and on February 6, 2012 (the “ Registration Statement ” ), together with all exhibits thereto.

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act ” ), the Company is withdrawing the Registration Statement, which has been declared effective on February 12, 2012, because period allowed to sell common shares in the proposed offering under the Registration Statement has expired. Since the Registration Statement was declared effective by the Commission, no shares of common stock as described in the Registration Statement were sold as of the date of this letter.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself at 1-888-959-4450.

Sincerely,

/s/ Manuel Iglesias

Manuel Iglesias

Chief Executive Officer